Exhibit 99.1

SILVERCORP TO ACQUIRE ORECORP, CREATING A DIVERSIFIED, HIGH GROWTH PRECIOUS METALS COMPANY

Trading Symbols:	TSX/NYSE AMERICAN: SVM
ASX: ORR

VANCOUVER, BC and PERTH, Australia, Aug. 6, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp") (TSX: SVM) (NYSE American: SVM) and OreCorp Limited (ASX: ORR) ("OreCorp") are pleased to announce the signing of a binding scheme implementation deed (the "Agreement") whereby Silvercorp will acquire all fully-paid ordinary shares of OreCorp not held by Silvercorp or its associates (the "OreCorp Shares"), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the "Scheme"), subject to the satisfaction of various conditions.

Transaction Highlights

•	OreCorp shareholders to receive A$0.15 in cash and 0.0967 of a Silvercorp common share (valued at A$0.45) for each OreCorp Share held, representing total consideration with an implied value of A$0.60 per OreCorp Share.[1]
•	OreCorp's Board unanimously recommends OreCorp shareholders vote in favour of the Scheme, subject to no Superior Proposal[2] emerging for OreCorp and an independent expert concluding, and continuing to conclude, that the Scheme is in the best interests of OreCorp shareholders.
•	Silvercorp to provide OreCorp with approximately A$28 million in funding via an equity placement (more fully described below) to immediately advance development of its Nyanzaga Gold Project in Tanzania ("Nyanzaga"), including progressing resettlement activities and early project works.
•	The Agreement aims to:
•	Create a diversified, highly profitable precious metals company with a pro forma market cap of US$630 million[3], a robust growth pipeline and exposure to a highly prospective emerging mining jurisdiction;
•	Provide a re-rating opportunity on the successful development of Nyanzaga, which is expected to commence commercial gold production in H2 2025; and
•	Enable OreCorp and Silvercorp shareholders to participate in a larger company with greater access to capital, higher liquidity, increased scale and enhanced capital markets relevance.
•	Silvercorp has the balance sheet strength to fund construction and aggressive exploration of Nyanzaga, as well as pursue regional M&A opportunities.
•	Silvercorp's best-in-class technical team has the track record and expertise to build Nyanzaga and pursue opportunities for optimization.
•	Consideration mix preserves Silvercorp's strong balance sheet, allowing funds to be deployed for development of Nyanzaga, managing risk and optimizing future opportunities.
•	Existing OreCorp shareholders will own 17.8% of Silvercorp's common shares outstanding on a fully-diluted in-the-money basis following implementation of the Scheme.
•	The Scheme is subject to various customary closing conditions, including OreCorp shareholder approval and Court approval.
•	Silvercorp has agreed to use reasonable endeavours to apply for admission of Silvercorp to the official list of the Australian Securities Exchange (the "ASX").
•	Proposed development of Nyanzaga by Silvercorp supported by Tanzania Government Authorities.
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[1] Value attributed to Silvercorp share and implied value attributed to OreCorp Share calculated based on the 20-day volume weighted average price of Silvercorp's common shares on the NYSE American for the period ending August 3, 2023, converted to Australian dollars using a U.S. dollar to Australian dollar foreign exchange rate of 1.526.
[2] As defined in the Agreement.
[3] The pro forma financial information is for illustrative purposes only and is not intended to represent the future financial position of the combined entity.

Nyanzaga Highlights

OreCorp holds an 84% interest in the Nyanzaga Gold Project located in the Mwanza region, Tanzania, in partnership with the Government of Tanzania. Key permits are in place to develop Nyanzaga for first gold in H2 2025. A definitive feasibility study, announced in August 2022, estimated that Nyanzaga could deliver 2.5 million ounces of gold over a 10.7 year life.4  As reported in OreCorp's June 2023 Quarterly Activities Report released on July 21, 2023, Nyanzaga's post-tax net present value at a 5% discount rate is US$905 million and the internal rate of return is 32%, using a recent spot gold price of US$2,000/oz.5

Nyanzaga is located approximately 40 km north east of the Bulyanhulu mine, one of Barrick Gold Corporation's two gold mines in the Lake Victoria Goldfields, which together with the North Mara mine produced approximately 547,000 ounces of gold in 2022.6 The Geita Gold Mine, one of AngloGold Ashanti Limited's flagship mines, located 80 km west of Nyanzaga, produced 521,000 ounces of gold in 2022.7

Silvercorp Chairman and CEO, Dr. Rui Feng, said:

"This transaction will create a new globally diversified precious metals producer. We believe this is a rare opportunity to leverage our technical expertise and strong balance sheet to unlock value for all shareholders by bringing Nyanzaga into commercial production by H2 2025. Under the leadership of Her Excellency, President Samia Suluhu Hassan, Tanzania is becoming an attractive place for foreign investment. We look forward to partnering with the Government of Tanzania and leveraging OreCorp's existing team and relationships to ensure a successful development that benefits all stakeholders."

OreCorp Managing Director and CEO, Henk Diederichs, said:

"This transaction provides our shareholders with an immediate and significant upfront premium and exposure to a geographically diverse mid-tier precious metals company. With a strong operating history, solid balance sheet and significant mine building and operational experience, Silvercorp's management team is well-positioned to fund and advance Nyanzaga into commercial production."

Honorable Minister of Minerals, Dr. Doto Mashaka Biteko, said:

"The Tanzanian Government is supportive of the proposed partnership between OreCorp and Silvercorp and looks forward to working together to develop Nyanzaga as a robust project delivering beneficial outcomes to the people of Tanzania and other stakeholders."

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[4] Cautionary Statement - based on a gold price of US$1,750/oz. Refer OreCorp ASX announcement dated 22 August 2022 ("Nyanzaga DFS Delivers Robust Results"). The production target referred to in the DFS and this announcement comprises 92% Probable Ore Reserves and 8% Inferred Mineral Resources. There is a low level of geological confidence associated with Inferred Mineral Resources, and there is no certainty that further exploration work will result in the determination of Indicated Mineral Resources or that the production target itself will be realised.
[5] Refer OreCorp ASX announcement dated 21 July 2023 ("June 2023 Quarterly Activities Report").
[6] Barrick Gold Corporation (2022) Annual Report 2022.
[7] AngloGold Ashanti Limited (2022) Mineral Resource and Mineral Reserve Report as at 31 December 2022.

Benefits for OreCorp Shareholders

•	Total implied consideration of A$0.60 per OreCorp Share (being A$0.15 in cash and 0.0967 of a Silvercorp common share valued at A$0.45),[8] representing:
•	a 41.7% premium to the 20-day volume weighted average price ("VWAP") of OreCorp's shares on the ASX for the period ending August 4, 2023;[9] and
•	a 31.5% premium to OreCorp's closing share price of A$0.435 on the ASX on August 4, 2023[10].
•	Share consideration provides enhanced trading liquidity, re-rating potential and opportunity to participate in further upside from Nyanzaga and Silvercorp's existing portfolio;
•	Significantly reduces development and operational risk at Nyanzaga by leveraging Silvercorp's technical expertise and ESG track record;
•	Strong pro forma balance sheet removes immediate funding uncertainty and mitigates risk of significant dilution; and
•	Enhanced capital markets profile with a pro forma market cap of US$630 million[11] and listings on the TSX, NYSE and, subject to successful admission and quotation, the ASX.

Benefits for Silvercorp Shareholders

•	Accretive transaction on a net asset value basis;
•	Provides immediate geographic and metal diversification;
•	Addition of a largely de-risked, low-cost gold project that has key permits in place and is on track for first gold in H2 2025;
•	Re-rating opportunity due to enhanced scale, asset diversification, production and exploration upside as well as a foothold in an emerging, mining-friendly jurisdiction; and
•	Meaningfully grows Silvercorp's mineral reserves and resources profile.
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[8] Based on the 20-day volume weighted average price of Silvercorp's common shares on the NYSE American for the period ending August 3, 2023, converted to Australian dollars using a U.S. dollar to Australian dollar foreign exchange rate of 1.526.
[9] Based on the 20-day volume weighted average price of Silvercorp's common shares on the NYSE and OreCorp's ordinary shares on the ASX for the period ending August 4, 2023.
[10] Based on the closing price of Silvercorp's common shares on the NYSE and OreCorp's ordinary shares on the ASX as of August 4, 2023.
[11] The pro forma financial information is for illustrative purposes only and is not intended to represent the future financial position of the combined entity.

Transaction Summary

Under the terms of the Agreement, Silvercorp or a wholly owned subsidiary will, subject to the satisfaction of various conditions, acquire the OreCorp Shares by means of a court-sanctioned scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth), whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, A$0.15 in cash and 0.0967 of a Silvercorp common share valued at A$0.45 for a total implied consideration of A$0.60 per OreCorp Share.12

The implied consideration of A$0.60 per OreCorp share represents a 41.7% premium to the 20-day VWAP of OreCorp's shares on the ASX for the period ending August 4, 2023 and values OreCorp at approximately A$242 million on a fully-diluted-in-the-money basis. Existing OreCorp shareholders will own 17.8% of Silvercorp's common shares outstanding on a fully-diluted in-the-money basis following implementation of the Scheme.

Concurrent with entering into the Agreement, Silvercorp and OreCorp have also entered into a placement agreement, whereby 70,411,334 new fully-paid ordinary shares of OreCorp will be issued to Silvercorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately A$28 million (the "Placement"). The Placement will occur in two tranches, with the first tranche (for aggregate proceeds of A$18 million) to complete on the third business day after execution of the Agreement and the second tranche (for aggregate proceeds of approximately A$10 million) to complete 10 business days thereafter. Upon completion of the Placement, Silvercorp will hold approximately 15% of the total outstanding ordinary shares of OreCorp. Proceeds from the Placement will be used to immediately commence resettlement activities as contemplated in the Relocation Action Plan, facilitating the prompt development of Nyanzaga.

Boards Approvals and Recommendations

The OreCorp Board has unanimously approved the transaction and recommends that all OreCorp shareholders vote in favour of the Scheme at the meeting of the shareholders of OreCorp (the "Scheme Meeting"), in the absence of a Superior Proposal and subject to the independent expert to be appointed by OreCorp (the "Independent Expert") concluding (and continuing to conclude) that the Scheme is in the best interests of OreCorp shareholders. Subject to those same qualifications, each director of OreCorp intends to vote, or cause to be voted, all OreCorp Shares held or controlled by them (representing 4.6% of OreCorp's issued shares as at the date of this announcement) in favour of the Scheme at the Scheme Meeting.13

The Silvercorp Board has also unanimously approved the transaction.

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[12] Based on the 20-day volume weighted average price of Silvercorp's common shares on the NYSE American for the period ending August 3, 2023, converted to Australian dollars using a U.S. dollar to Australian dollar foreign exchange rate of 1.526.
[13] OreCorp Directors hold an aggregate of 18,487,960 OreCorp Shares, representing 4.6% of shares on issue as at the date of this announcement which, together with 1,864,482 Performance Rights held by OreCorp Directors, represent 5.1% on a fully diluted basis as at the date of the announcement (calculations exclude options which will be cancelled if the Scheme proceeds).

Key Shareholder Support

Rollason Pty Ltd (Rollason), which controls 49,136,589 OreCorp Shares (representing approximately 12.3% of the OreCorp Shares as at the date of this announcement), has provided a signed voting intention statement to OreCorp (Voting Intention Statement) indicating that Rollason intends to vote, or cause to be voted, all OreCorp Shares held or controlled by it or its associates at the time of the Scheme meeting in favour of the Scheme, in the absence of a Superior Proposal and subject to the Independent Expert concluding (and continuing to conclude) that the Scheme is in the best interests of OreCorp shareholders. Rollason has consented to OreCorp publicly announcing its voting intention.

Tanzanian Government Support

OreCorp and Silvercorp met with key Tanzanian Government stakeholders including the Treasury Registrar and the Minister of Minerals. The Government is supportive of the transaction, underpinning Her Excellency Samia Suluhu Hassan's mantra that Tanzania is open for international investment. The companies are looking forward to the continued support from key Government stakeholders.

Honorable Minister of Minerals, Dr. Doto Mashaka Biteko with Chairman of OreCorp, Matthew Yates (left) and Chairman and CEO of Silvercorp, Rui Feng (right) (CNW Group/Silvercorp Metals Inc)

Transaction Structure and Certain Terms of the Agreement

The Scheme is subject to customary closing conditions for a transaction of this nature, including:

•	OreCorp shareholders approving the Scheme at the Scheme Meeting;
•	Approval of the Federal Court of Australia;
•	Completion of the Placement;
•	The Independent Expert issuing an Independent Expert's Report which concludes (and continues to conclude) that the Scheme is in the best interests of OreCorp shareholders;
•	Tanzanian Fair Competition Commission and any other applicable approvals;
•	Foreign Investment Review Board approval in Australia, if required;
•	OreCorp performance rights and OreCorp options being dealt with such that none will remain in existence on completion of the Scheme;
•	No material adverse change and no prescribed occurrence in relation to either Silvercorp or OreCorp;
•	Approval for quotation on TSX and NYSE of the Silvercorp common shares to be issued to OreCorp shareholders as the scrip component of the consideration; and
•	Other customary conditions.

Under the Agreement, Silvercorp has agreed to use reasonable endeavours to apply for admission of Silvercorp to the official list of Australian Securities Exchange (the "ASX"). If ASX has provided Silvercorp with conditional approval for admission to the official list of ASX by the business day before the date of the second court hearing, OreCorp shareholders (other than ineligible shareholders) may elect to receive the scrip component of the consideration in the form of CHESS Depositary Interests (which may be traded on ASX) instead of in the form of Silvercorp common shares. If conditional approval is not provided by ASX by the business day before the date of the second court hearing, all OreCorp shareholders (other than ineligible shareholders) would receive the scrip component of the consideration in the form of Silvercorp shares, tradable on the TSX and NYSE.

The Agreement also contains customary deal protection mechanisms, including no talk and no due diligence provisions, (subject to a fiduciary out exception) and no shop, as well as notification and matching rights for Silvercorp in the event of a Competing Proposal14. The transaction may incur a capital gains tax payable under Tanzanian legislation. A break fee of approximately A$2.8 million shall be payable by OreCorp to Silvercorp if the Agreement is terminated as a result of certain specified circumstances.

A copy of the Agreement, which sets out the terms and conditions of the Scheme and associated matters, will be filed on Silvercorp's profile on SEDAR+ at www.sedarplus.com.

Timetable and Next Steps

OreCorp shareholders do not need to take any action in relation to the Scheme at this stage.

A Scheme booklet setting out the key terms of the transaction, including the Scheme, Independent Expert's Report, Investigating Accountant's Report and the reasons for the recommendation of the OreCorp Board will be sent to all OreCorp shareholders in due course. The Scheme Meeting to consider the Scheme is expected to be held in November 2023 and the Scheme is expected to be implemented before the end of 2023 subject to satisfaction of all conditions and receipt of all necessary approvals. The Scheme is conditional on, among other things, approval by a majority in number of OreCorp shareholders who vote at the Scheme Meeting and at least 75% of all votes cast at the Scheme Meeting. Silvercorp is excluded from voting at the Scheme Meeting.

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[14] As defined in the Agreement.

An indicative timetable is set out below:

Action	Estimated Date
First Court Date	Early-mid October 2023
Dispatch scheme booklet to OreCorp shareholders	Early-mid October 2023
Scheme Meeting	Mid November 2023
Second Court Date	Mid November 2023
Effective Date	End of November/early December 2023
Record Date	End of November/early December 2023
Implementation Date	End of November/early December 2023

Advisors and Counsel

Canaccord Genuity Corp. is acting as financial advisor to Silvercorp. King & Wood Mallesons, Australia and A&K Tanzania are acting as Silvercorp's Australian and Tanzanian legal advisors, respectively.

CIBC Capital Markets is acting as financial advisor to OreCorp. Allen & Overy and REX Attorneys are acting as OreCorp's Australian and Tanzanian legal advisors, respectively.

Conference Call / Webinar Details

Silvercorp and OreCorp will host a joint conference call today at 10.00 am Australian Eastern Standard Time / 8.00 am Australian Western Standard Time / 8.00 pm North American Eastern Standard Time / 5.00 pm North American Pacific Standard Time to discuss the transaction. Participants are advised to dial in five minutes prior to the scheduled start time of the call. A presentation will be made available on both companies' websites prior to the webcast.

Webinar details

Presenters: OreCorp Executive Chairman, Matthew Yates and Managing Director and CEO, Henk Diederichs, with Silvercorp Vice President Lon Shaver

Date/time:
Monday 7 August at 8:00am AWST (10:00am AEST)
Sunday 6 August at 5:00pm PST (8:00pm EST)

Register to join via zoom:
https://us02web.zoom.us/webinar/register/WN_B8jehfTbT1OSPVfzbrmjQQ

Dial in via telephone:

Please use one of the following numbers and when prompted enter the webinar ID 868 9291 7099.

Australia:
+61 3 7018 2005 or
+61 7 3185 3730 or
+61 8 6119 3900 or
+61 8 7150 1149 or
+61 2 8015 6011

Canada:
+1 780 666 0144
+1 204 272 7920
+1 438 809 7799
+1 587 328 1099

A recording of the conference call will be available on both companies' websites following the call.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. Silvercorp's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG.

About OreCorp

OreCorp is a Western Australian based mining exploration company listed on the Australian Securities Exchange (ASX) under the code ORR. OreCorp's key project is the Nyanzaga Gold Project in northwest Tanzania.

This announcement has been approved for distribution by the Board of Directors of each of Silvercorp and OreCorp.

For further information

Silvercorp Metals Inc.	OreCorp Limited	Media
Lon Shaver	Henk Diederichs	Nathan Ryan
Vice President	CEO and Managing Director	Phone: +61 420 582 887
Phone: (604) 669-9397	Phone: +61 8 9381 9997	Email: nathan.ryan@nwrcommunications.com.au
Toll Free 1(888) 224-1881	Email: orecorp@orecorp.com.au
Email: investor@silvercorp.ca	Website: https://orecorp.com.au/
Website: www.silvercorp.ca

COMPLIANCE STATEMENT

The information in this announcement relating to OreCorp's Exploration Results, estimates of Mineral Resources, Ore Reserves Statements and the production target in relation to Nyanzaga is extracted from the ASX announcement dated 22 August 2022 ("Nyanzaga DFS Delivers Robust Results") which is available to view on OreCorp's website www.orecorp.com.au. OreCorp confirms that it is not aware of any new information or data that materially affects the information included in the original announcement and, in the case of Exploration Results, estimates of Mineral Resources, Ore Reserves Statements and the production target in relation to Nyanzaga, that all material assumptions and technical parameters underpinning the Exploration Results, estimates of Mineral Resources, Ore Reserves Statements and the production target in relation to Nyanzaga (and any forecast financial information derived from the production target) in the original announcement continue to apply and have not materially changed. OreCorp confirms that the form and context in which the Competent Person's (being Mr Allan Earl) findings are presented have not been materially modified from the original announcement.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this announcement may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth) and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: creating shareholder value; generating free cashflow from long life mines; organic growth; mergers and acquisitions; and estimated production from Silvercorp or OreCorp mines.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; completion and timing of the transactions described above;  receiving the necessary approvals to satisfy the conditions to the transactions; the determination of capital gains tax; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; competition; operations and political conditions; regulatory environment in China, Canada, Australia and Tanzania; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. and/or Australian securities laws.

This list is not exhaustive of the factors that may affect any of Silvercorp or OreCorp's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in Silvercorp's Annual Information Form under the heading "Risk Factors". Although Silvercorp and OreCorp have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements. No representation or warranty, express or implied, is made by either Silvercorp or OreCorp that any forward-looking statement will be achieved or proved to be correct.

The forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this announcement, and other than as required by applicable securities laws, neither Silvercorp nor OreCorp assumes any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Additional information related to Silvercorp, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov, and on the Silvercorp website at www.silvercorpmetals.com.

Additional information related to OreCorp can be obtained under the Company's profile on ASX at www.asx.com.au and on OreCorp's website at www.orecorp.com.au.

Cautionary Note to United States Investors

Resource estimates included in this news release have been prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. Silvercorp's reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.

Australian standards and Canadian standards each differ significantly from the disclosure requirements of the Securities and Exchange Commission under subpart 1300 of Regulation S-K, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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CNW 18:30e 06-AUG-23